Contact

www.linkedin.com/in/sidraqasim
(LinkedIn)
atoms.com/hony (Company)
twitter.com/sidraqasim (Other)
instagram.com/sidraqasim (Other)

Top Skills

Team Management
Marketing Strategy
Social Media Marketing

Languages

Urdu
Punjabi
English

Sidra Qasim

Cofounder & CEO Atoms
Brooklyn, New York, United States

Experience

Atoms
7 years 3 months

Co-Founder & CEO
September 2022 - Present (2 years 7 months)
New York, United States

Co-Founder & COO
January 2018 - September 2022 (4 years 9 months)

Angel Investor
Startup Advisor & Investor
April 2019 - Present (6 years)
Global

Markhor
Founder
May 2014 - Present (10 years 11 months)
Mountain View, California

Social Media Art
Co-founder
January 2010 - May 2011 (1 year 5 months)
Lahore, Pakistan

Education

Y Combinator
Startup · (2015 - 2015)

University of the Punjab, Lahore
M.Sc., Economics · (2008 - 2010)